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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2015	2014	2013	2012	2011
Income before income taxes	$4,740	$5,089	$4,945	$3,166	$1,352
Interest	373	369	361	378	386
Portion of rentals deemed to be interest	66	71	64	64	63

Income available for fixed charges	$5,179	$5,529	$5,370	$3,608	$1,801

Fixed charges:
Interest	$373	$369	$361	$378	$386
Portion of rentals deemed to be interest	66	71	64	64	63

Total fixed charges	439	440	425	442	449
Preferred stock dividend requirements	—	—	—	—	1

Total fixed charges and preferred stock dividend requirements	$439	$440	$425	$442	$450

Ratio of earnings to fixed charges	11.78	12.57	12.63	8.17	4.01

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	11.78	12.57	12.63	8.17	4.00

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES